EXHIBIT 15.1

Graystone Company Completes Formulation of its Nano-Delivery of the Fucoidan Longevity Booster.

Fort Lauderdale, FL – March 16, 2021 – Graystone Company, Inc. (OTC: GYST) announced today the completion of the formulation of one of its signature products, Fucoidan Longevity Booster, the flagship product for its Immune Support, Anti-Inflammatory & Anti-Aging Product Line.

The Fucoidan Longevity Booster represents the initial product in the expected line of products that will address immune support, anti- inflammatory and anti-aging. Independent studies(1) on fucoidan suggest that it can prevent the growth of cancer cells and has antiviral, neuroprotective, and immune-modulating effects. Additionally, published papers(2) have reported that fucoidan may exert a range of beneficial effects on the human immune system, including the reduction of allergic responses and the activation of dendritic cells, natural killer cells and T cells. It has also been shown that fucoidan has the potential to boost important anti-viral, anti-tumor and anti-aging responses.

Traditional Fucoidan powder found in many products offered today, due to its molecular weight is normally only absorbed in the intestine, whereas benefits are delayed by the normal digestive process. Graystone has been committed to delivering the only capsulized nano-formulation that will improve the absorption and effectiveness of the Fucoidan.

Market research indicate that the wellness supplement market is expected to grow to $386.29 billion by 2027.(3) This ever-growing trend towards healthy lifestyles is a positive for Graystone for the foreseeable future.

(1) https://www.mskcc.org/cancer-care/integrative-medicine/herbs/fucoidan

(2) https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6780838/

(3)https://www.databridgemarketresearch.com/reports/global-wellness-supplements-market

About The Graystone Company, Inc.

Graystone Company develops Wellness, Longevity and Anti-Aging products. The Graystone Company, Inc. (OTC PINK:GYST) is headquartered in Fort Lauderdale, FL., and can be reached at www.thegraystonecompany.com or by phone at (954) 271-2704.

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

For more information:

Graystone Company

Email: info@thegraystonecompany.com

Phone: (954) 271-2704